Exhibit 11

STERLING BANCORP AND SUBSIDIARIES
Statement Re: Computation of Per Share Earnings

	Three Months Ended March 31,

	2008	2007

Income from continuing operations, net of tax	$4,001,891	$3,571,673
Loss from discontinued operations, net of tax	—	(91,971)

Net income available for common shareholders	$4,001,891	$3,479,702

Weighted average common shares outstanding	17,920,938	18,645,423
Add dilutive effect of:
Stock options	199,087	482,633

Adjusted for assumed diluted computation	18,120,025	19,128,056

Income from continuing operations, net of tax, per average common share:
Basic	$0.22	$0.19

Diluted	$0.22	$0.19

Loss from discontinued operations, net of tax, per average common share:
Basic	$—	$—

Diluted	$—	$(0.01)

Net income per average common share:
Basic	$0.22	$0.19

Diluted	$0.22	$0.18

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